GOLDEN HOPE

Golden Hope Mines Engages Barnes McInerney for Investor Relations Consulting

Toronto, Ontario – November 7, 2007 – Golden Hope Mines Limited (TSX.V:GNH) (OTC:GOLHF), a junior exploration company actively exploring for gold, silver and base metals on its two projects, is pleased to announce the engagement of Barnes McInerney Inc. as strategic investor relations consultants to the company. Barnes McInerney will focus on developing and expanding Golden Hope Mines' communications with the investment community through a comprehensive investor relations program.

"We have entered an exciting stage in our development, and wanted to expand our audience and investors base," said Louis Hoël, President of Golden Hope Mines. "Barnes McInerney's investor communications expertise will help us effectively convey our key messages to a larger investment community."

"Mining is an area of specialization for Barnes McInerney," said John Vincic, Executive Vice President, Investor Relations of Barnes McInerney. "We are particularly pleased to provide IR services to Golden Hope Mines."

Barnes McInerney was engaged by Golden Hope Mines on November 1, 2007 for a monthly fee of $8,000 for professional services for a period of 12 months, with the fee due and payable at the beginning of every month. Neither Barnes McInerney, nor any of its employees, holds any interest, directly or indirectly, in Golden Hope Mines, or any right to acquire such an interest. This agreement is subject to acceptance by the TSX Venture Exchange.

About Barnes McInerney Inc.

Barnes McInerney Inc. is Canada's premier investor relations consulting firm. Over the past 20 years, Barnes McInerney has served the needs of more than 500 leading public companies in every sector of Canada's capital markets. By building strong relationships with its clients and the investment community, Barnes McInerney provides effective strategic consulting, shareholder outreach and communications services, all supported by leading-edge multi-media capabilities. For further information on Barnes McInerney visit www.barnesmcinerney.com.

About Golden Hope Mines Limited

Golden Hope Mines Limited is a junior mining company focused on growing shareholder value through acquisition, exploration and development of potentially large-scale gold, silver and base metal projects amenable to both underground and open-pit mining methods. The company's two properties are located in Quebec, Canada and Maine, U.S. The Bellechasse Gold project in Quebec includes the Timmins Gold deposit and the Coucou Volcanic target as well as a number of newly claimed Serpentinites geological formations. For further information on Golden Hope Mines visit www.goldenhopemines.com.

Contact Information

Louis Hoel
President
Golden Hope Mines
Tel: 416-365-3509
Fax: 416-864-0175
info@goldenhopemines.com

John Vincic
Executive Vice President, Investor Relations
Barnes McInerney Inc.
Tel: 416-367-5000 ext. 249
Fax: 416-367-5390
jvincic@barnesmcinerney.com

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